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Financial Statements

MANAGEMENT'S REPORT

The accompanying consolidated financial statements and all information contained in this annual report of Alliance Atlantis Communications Inc. are the responsibility of management and have been approved by the Board of Directors. Financial and operating data elsewhere in the annual report is consistent with the information contained in the financial statements. The financial statements and all other information have been prepared by management in accordance with generally accepted accounting principles. The financial statements include some figures and assumptions based on management's best estimates, which have been derived with careful judgment.

In fulfilling its responsibilities, management of the Company has developed and maintains a system of internal accounting controls. These controls ensure that the financial records are reliable for preparing the financial statements. The Board of Directors of the Company carries out its responsibility for the financial statements through its Audit Committee. The Audit Committee reviews the Company's annual consolidated financial statements and recommends their approval by the Board of Directors. The auditors have full access to the Audit Committee with and without management present.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP Chartered Accountants, whose opinion is contained in this corporate report.

Michael I.M. MacMillan Chairman and Chief Executive Officer	W. Judson Martin Senior Executive Vice President and Chief Financial Officer	Rita A. Middleton Senior Vice President, Finance — Corporate

AUDITORS' REPORT

To the Shareholders of Alliance Atlantis Communications Inc.

We have audited the consolidated balance sheets of Alliance Atlantis Communications Inc. as at December 31, 2003 and as at March 31, 2003 and the consolidated statements of earnings (loss), deficit and cash flows for the nine-month period ended December 31, 2003 and the years ended March 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and as at March 31, 2003 and the results of its operations and its cash flows for the nine-month period ended December 31, 2003 and the years ended March 31, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

May 25, 2004 Toronto, Canada	Chartered Accountants

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)

	December 31, 2003	March 31, 2003
		(revised)
Assets
Cash and cash equivalents	95.4	1.9
Accounts receivable	277.8	290.7
Loans receivable	0.2	8.0
Investment in film and television programs (note 4):
Broadcast Group	180.2	171.7
Motion Picture Distribution Group	153.4	131.9
Entertainment Group	246.6	489.9
Development costs	3.2	33.7
Property and equipment (note 5)	52.2	63.5
Assets related to discontinued operations (note 18)	9.3	18.3
Investments (note 6)	17.8	22.8
Future income taxes (note 19)	84.8	108.1
Other assets (note 7)	33.5	39.9
Broadcast licences	109.3	109.3
Goodwill	152.5	152.5

	1,416.2	1,642.2

Liabilities
Senior revolving credit facilities (note 8)	—	90.3
Accounts payable and accrued liabilities (note 23)	521.5	558.2
Income taxes payable	30.9	10.0
Liabilities related to discontinued operations (note 18)	5.3	4.7
Deferred revenue	28.9	43.6
Term loans (note 9)	79.4	9.0
Senior subordinated notes (note 10)	389.0	441.0
Minority interest	42.2	21.2

	1,097.2	1,178.0

Shareholders' equity
Share capital and other (note 14)	717.4	714.1
Deficit	(402.2)	(232.6)
Cumulative translation adjustments (note 15)	3.8	(17.3)

	319.0	464.2

	1,416.2	1,642.2

Commitments and contingencies (note 25)

Approved by the Board of Directors

ANTHONY F. GRIFFITHS	MICHAEL I. M. MACMILLAN

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(In millions of Canadian dollars — except per share amounts)

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002	12 months ended December 31, 2003	12 months ended December 31, 2002
		(revised)	(revised)	(Pro forma unaudited) (note 1)	(Pro forma unaudited) (note 1)
Revenue
Broadcast Group — Operating Channels	144.9	164.0	129.8	188.7	153.3
Motion Picture Distribution Group	307.8	384.2	318.0	392.9	369.9
Entertainment Group	169.8	303.4	412.3	260.7	334.3
Other	0.2	1.5	13.7	0.6	1.5

	622.7	853.1	873.8	842.9	859.0
Broadcast Group — Developing Channels	17.5	18.9	11.1	23.1	18.2

	640.2	872.0	884.9	866.0	877.2

Direct operating expenses	656.3	627.7	641.0	819.4	635.7

Direct profit (loss)
Broadcast Group — Operating Channels	84.0	94.8	76.4	110.1	89.5
Motion Picture Distribution Group	61.0	63.6	72.2	74.6	68.8
Entertainment Group	(169.9)	72.8	78.7	(150.0)	70.1
Other	0.2	1.5	13.6	0.6	1.5

	(24.7)	232.7	240.9	35.3	229.9
Broadcast Group — Developing Channels	8.6	11.6	3.0	11.3	11.6

	(16.1)	244.3	243.9	46.6	241.5

Operating expenses	124.7	121.5	112.6	160.6	119.1

Earnings (loss) before undernoted
Broadcast Group — Operating Channels	56.7	63.7	52.8	71.7	61.8
Motion Picture Distribution Group	43.7	44.4	54.8	52.2	49.7
Entertainment Group	(198.3)	53.0	58.2	(185.7)	52.9
Other	(36.6)	(25.0)	(17.5)	(42.5)	(28.8)

	(134.5)	136.1	148.3	(104.3)	135.6
Broadcast Group — Developing Channels	(6.3)	(13.3)	(17.0)	(9.7)	(13.2)

	(140.8)	122.8	131.3	(114.0)	122.4
Amortization, including development costs charges	50.0	36.7	18.8	64.0	26.5
Unusual items (note 12)	13.3	9.9	4.0	17.2	10.0
Interest, including amortization of interest previously capitalized (note 16)	62.4	85.0	75.0	88.0	78.4
Equity losses in affiliates (note 6)	0.3	3.5	11.1	0.1	5.7
Minority interest	9.7	3.2	2.3	11.2	4.8

Earnings (loss) from operations before undernoted and discontinued operations	(276.5)	(15.5)	20.1	(294.5)	(3.0)
Dilution gains (note 17)	(145.1)	—	(11.5)	(145.1)	(5.1)
Investment losses (gains), net (note 17)	(1.0)	36.3	(0.3)	11.1	23.9
Foreign exchange (gains) losses	(20.6)	(28.2)	1.5	(47.5)	(1.3)

Earnings (loss) before income taxes and discontinued operations	(109.8)	(23.6)	30.4	(113.0)	(20.5)
Provision for income taxes (note 19)	44.1	16.8	7.0	52.8	10.8

Net earnings (loss) before discontinued operations	(153.9)	(40.4)	23.4	(165.8)	(31.3)
Discontinued operations, net of tax (note 18)	(15.7)	(0.9)	4.9	(16.3)	2.5

Net earnings (loss)	(169.6)	(41.3)	28.3	(182.1)	(28.8)

Earnings (loss) per Common Share before discontinued operations (note 21)
Basic	$(3.60)	$(0.95)	$0.59	$(3.88)	$(0.73)
Diluted	$(3.60)	$(0.95)	$0.59	$(3.88)	$(0.73)
Earnings (loss) per Common Share (note 21)
Basic	$(3.96)	$(0.97)	$0.71	$(4.26)	$(0.67)
Diluted	$(3.96)	$(0.97)	$0.71	$(4.26)	$(0.67)

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(In millions of Canadian dollars)

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Deficit — beginning of period, as previously reported (note 29)	(183.3)	(164.5)	(192.0)
Adjustment for revision of prior years' results (note 29)	(49.3)	(26.8)	(27.6)

Deficit — beginning of period, restated	(232.6)	(191.3)	(219.6)
Net earnings (loss) for the period	(169.6)	(41.3)	28.3

Deficit — end of period	(402.2)	(232.6)	(191.3)

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Canadian dollars)

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Cash and cash equivalents provided by (used in)
Operating activities
Net earnings (loss) for the period	(169.6)	(41.3)	28.3
Items not affecting cash
Amortization of film and television programs:
Broadcast Group	61.3	64.7	51.3
Motion Picture Distribution Group	51.9	45.5	80.0
Entertainment Group	310.1	226.4	323.3
Development costs charges	39.4	16.4	5.0
Amortization of property and equipment	9.6	16.7	11.0
Amortization of other assets	7.8	8.8	7.2
Provision on loans receivable	6.4	—	—
Dilution gains	(145.1)	—	(11.5)
Investment losses (gains)	(1.0)	36.3	(0.3)
Equity losses in affiliates	0.3	3.5	11.1
Minority interest	9.7	3.2	2.3
Future income taxes	23.3	13.5	(9.5)
Unrealized net foreign exchange gains	(30.1)	(31.0)	(1.9)
Stock-based compensation	1.4	(0.3)	0.4
Investment in film and television programs:
Broadcast Group	(69.8)	(104.4)	(112.4)
Motion Picture Distribution Group	(73.4)	(58.2)	(118.5)
Entertainment Group	(76.4)	(294.2)	(414.2)
Development cost expenditures	(8.9)	(19.7)	(19.9)
Net changes in other non-cash balances related to operations (note 22)	(10.6)	154.8	109.9
Discontinued operations	14.6	(1.8)	5.3

	(49.1)	38.9	(53.1)

Investing activities
Loans receivable	0.8	2.0	16.0
Property and equipment	(2.7)	(4.1)	(30.6)
Proceeds from sale of property and equipment	2.2	—	—
Business acquisitions (note 11)	—	—	(44.9)
Minority interest in acquired businesses	—	(0.2)	—
Long-term investments	—	(0.7)	(6.3)
Proceeds on dilution of subsidiary (note 17)	162.4	—	11.5
Proceeds from sale of investments (note 17)	5.0	3.0	0.1
Discontinued operations	(3.2)	(2.1)	(4.5)

	164.5	(2.1)	(58.7)

Financing activities
Senior revolving credit facilities, net	(90.3)	(7.8)	21.5
Repayment of term loans	(2.5)	(18.4)	(36.6)
Proceeds on term loans	72.9	—	—
Redemption of convertible debentures (note 13)	—	(8.8)	—
Distributions paid to minority interest (note 17)	(2.7)	—	—
Issue of share capital	1.9	0.6	130.6
Discontinued operations	(1.2)	(2.3)	(1.9)

	(21.9)	(36.7)	113.6

Increase in cash and cash equivalents	93.5	0.1	1.8
Cash and cash equivalents — beginning of period	1.9	1.8	—

Cash and cash equivalents — end of period	95.4	1.9	1.8

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Canadian dollars — except per share amounts)

The Company is a vertically integrated broadcaster, creator and distributor of filmed entertainment content. As described in note 26, the Company's principal business activities are carried out through three operating groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group.

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Change of year end    In December 2003, the Company changed its fiscal year end from March 31 to December 31. As a result, the current fiscal period reflects the results of operations and cash flows for the nine months ended December 31, 2003. For illustrative purposes, the Company has provided unaudited pro forma consolidated statements of loss for the 12 months ended December 31, 2003 and 2002. The pro forma results for the 12 months ended December 31, 2003 were compiled by adding the three months ended March 31, 2003 to the nine months ended December 31, 2003. The pro forma results for the 12 months ended December 31, 2002 were compiled by adding the three months ended March 31, 2002 and subtracting the three months ended March 31, 2003 from the year ended March 31, 2003.

  Generally accepted accounting principles (GAAP)    These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

  Principles of consolidation    The consolidated financial statements include the accounts of Alliance Atlantis Communications Inc. and all of its subsidiaries with provision for minority interests, and its proportionate share of assets, liabilities, revenues and expenses for jointly controlled operations.

  Revenue recognition    Subscriber fee revenue from the Company's specialty television channels is accrued as earned on a monthly basis. Advertising revenue is recognized when advertisements are aired.

  Revenue from the licencing of film and television programs is recognized when:

    (a)
    the Company has persuasive evidence of a contractual arrangement;

    (b)
    the production has been completed;

    (c)
    the contractual delivery arrangements have been satisfied;

    (d)
    the licencing period has commenced;

    (e)
    the fee is fixed or determinable; and

    (f)
    collectibility of proceeds is reasonably assured.

  Revenue from the theatrical release of motion pictures is recognized at the time of exhibition, based on the Company's participation in box office receipts provided that all of the foregoing conditions are met.

  Revenue from the sale of videocassettes and digital video disks ("DVDs") is recognized on delivery provided that all of the foregoing conditions are met. A provision is made for product returns and rebates based on historical trends.

  The Company recognizes as revenue the fees and commissions from sales of limited partnerships when the investor has irrevocably committed to acquire the related equity.

  Fees related to origination of loans to producers, including loan restructuring or renegotiating, are recognized as revenue over the expected term of the loan.

  Cash payments received or advances currently due pursuant to a contractual arrangement are recorded as deferred revenue until all of the foregoing conditions of revenue recognition have been met.

  Cash equivalents    Cash equivalents consist of credit worthy, money market investments with initial maturity terms of 90 days or less, which are carried at the lower of cost and fair market value.

  Loans receivable    Loans receivable are stated net of unearned income and an allowance for estimated credit losses. The Company conducts ongoing credit assessments of its loan portfolio on an account-by-account basis and establishes specific allowances when doubtful accounts are identified.

  Investment in film and television programs    Investment in film and television programs represents the unamortized costs of film and television programs which have been produced by the Company or for which the Company has acquired distribution rights. Investment in film and television programs also includes film and television programs in progress, acquired film and television program libraries and broadcast rights.

  Costs of acquiring and producing film and television programs are capitalized and amortized using the individual film forecast method, whereby capitalized costs are amortized and ultimate participation costs are accrued in the proportion that current revenue bears to management's estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licencing of the film or television program. For acquired film and television program titles, capitalized costs consist of minimum guarantee payments to the producer to acquire the distribution rights. For film and television programs produced by the Company, capitalized costs include all direct production and financing costs incurred during production that are expected to benefit future periods. Financing costs are capitalized to the costs of a film or television program until the film or television program is complete. Capitalized production costs do not include administrative and general expenses, the cost of overall deals, or charges for losses on properties sold or abandoned. For episodic television series, until estimates of secondary market revenue can be established, capitalized costs for each episode produced are limited to the amount of revenue contracted for each episode. Costs in excess of this limitation are expensed as incurred on an episode-by-episode basis. Production financing provided by third parties that acquire substantive equity participation is recorded as a reduction of the cost of the production.

  Film and television programs in progress represent the accumulated costs of productions which have not been completed by the Company.

  For films other than episodic television series and acquired libraries, ultimate revenue includes estimates over a period not to exceed 10 years following the date of initial release. For episodic television series, ultimate revenue includes estimates of revenue over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later. For previously released film or television programs acquired as part of a library, ultimate revenue includes estimates over a period not to exceed 20 years from the date of acquisition.

  Revenue estimates are prepared on a title-by-title basis and are reviewed periodically based on current market conditions. For film, revenue estimates include box office receipts, sale of videocassettes and DVDs, licencing of television broadcast rights and licencing of other ancillary film rights to third parties. For television programs, revenue estimates include licenced rights to broadcast television programs in development and rights to renew licences for episodic television programs in subsequent seasons. Ultimate revenue includes estimates of secondary market revenue for produced episodes only when the Company can demonstrate through its experience or industry norms that the number of episodes already produced, plus those for which a firm commitment exists and the Company expects to deliver, can be licenced successfully in the secondary market. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film and television programs may be required as a consequence of changes in management's future revenue estimates.

  The valuation of investment in film and television programs, including acquired film libraries, is reviewed on a title-by-title basis. When an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost, the fair value of the film or television program is determined using management's estimates of future revenues and costs under a discounted cash flow approach. A write down is recorded equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program.

  Prints, advertising and marketing expenses    The cost of film prints is deferred as a part of investment in film and television programs and charged to earnings on a straight-line basis over the period of theatrical release. The costs of advertising and marketing are expensed as incurred.

  Broadcast rights    Broadcast rights included within investment in film and television programs represent licenced rights acquired for broadcast on the Company's specialty television channels and are carried at the lower of cost and net realizable value. Broadcast rights and corresponding liabilities are recorded when the licence period begins and the program is available for telecast.

  The cost of the broadcast rights is amortized over the contracted exhibition period, not to exceed four years, beginning in the month the film or television program is premiered based on the estimated useful life of the program to the Company, as follows:

    (a)
    where the initial airing generates more benefit to the television channel than later airings, an accelerated method of amortization is used. The amortization rates range from 27% to 100% in the first year to up to 22% in the fourth year;

    (b)
    the straight-line method of amortization is used if each airing is expected to generate similar benefit; and

    (c)
    where the later airings generate more benefit to the television channel than the initial airing, an accelerating method of amortization is used. The amortization rates range from 10% to 100% in the first year to up to 40% in the fourth year.

  Development costs    Development costs include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are added to investment in film and television programs. Advances or contributions received from third parties to assist in development are deducted from these costs. Projects in development are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment.

  Property and equipment    Property and equipment are carried at cost less accumulated amortization. Amortization is provided, commencing in the year after acquisition, using the following rates and methods:

Buildings	5% by declining balance
Furniture and other equipment	20% – 30% by declining balance
Computer equipment	30% by declining balance
Leasehold improvements	straight-line over the lease term plus one renewal period
Broadcasting equipment	straight-line over five years

  Broadcast licences    In business acquisitions involving the Company's Broadcast Group, fair value is assigned to the broadcast licences acquired. In cases where a broadcast licence is awarded to the Company, the costs incurred to obtain approval from regulatory authorities are assigned to the broadcast licences upon securing the licence. Broadcast licences are considered to have an indefinite life based on management's intent and ability to renew the licences without substantial cost and without material modification of the existing terms and conditions of the licence. As a result, broadcast licences are not subject to amortization and are tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. Impairment is tested by comparing the fair value of the broadcast licence to its carrying value.

  Goodwill    Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. Impairment is tested by comparing the fair value of goodwill assigned to a particular reporting unit to its carrying value.

  Investments    Investments are accounted for at cost when the conditions for equity accounting are not present and on the equity basis when significant influence exists. Declines in market values of investments are expensed when such declines are considered to be other than temporary.

  Other assets    Other assets include deferred financing charges which are amortized on a straight-line basis over the term of each respective debt instrument. Other assets also include costs to obtain approval and gain carriage for the digital specialty television channels and a related franchise asset. These costs are amortized over the terms of the underlying agreement, which range from three to seven years. The costs to obtain approval for specialty broadcast licences are transferred to broadcast licences upon receipt of regulatory approval. The costs related to unsuccessful applications are expensed.

  Impairment of long-lived assets    Long-lived assets other than goodwill and broadcast licences are written down to their fair value if the net carrying amount of the asset exceeds the net recoverable amount.

  Government financing and assistance    The Company has access to several government programs that are designed to assist film and television production and distribution in Canada. Amounts receivable in respect of production assistance are recorded as revenue when persuasive evidence of an arrangement exists, the production is completed and available for delivery, the amount is fixed or determinable and collection of the amount is reasonably assured. Government assistance with respect to distribution rights is recorded as a reduction of investment in film and television programs. Government assistance towards current expenses is included in earnings.

  Income taxes    Future income taxes are provided for using the liability method whereby future income taxes are recognized for the expected future income tax consequences of all significant temporary differences between the tax and financial statement bases of assets and liabilities.

  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the enactment or substantive enactment.

  Foreign currency    Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange for the year. Translation gains or losses are included in the determination of earnings except for gains or losses arising on the translation of the accounts of foreign subsidiaries considered to be self-sustaining and hedges of the net investments in such subsidiaries, which are recorded as a separate component of shareholders' equity.

  Derivative financial instruments    The Company periodically enters into foreign exchange contracts intended to hedge certain transactions. Gains or losses on foreign exchange contracts are included in the measurement of the related transactions, when the related transactions occur. Investments in warrants of publicly traded companies are classified as derivatives. Changes in the fair value of the warrants are included in investment gains (losses).

  Stock-based compensation plan    The Company has stock-based compensation plans, which are described in note 14(f). Compensation costs for stock options granted to employees and non-employees are recognized using a fair value based method of accounting. When stock-based awards call for settlement in cash, compensation costs are recognized based on the difference between the specified payout based on the quoted market value of the Company's stock and the exercise price of the awards.

  Any consideration paid on exercise of stock options plus the fair value of the options is credited to share capital. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to retained earnings.

  Use of estimates    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions made by management in the preparation of the Company's financial statements include future revenue projections for investment in films and television programs, provisions for doubtful debts to reflect credit exposures, valuation allowances and impairment assessments for various assets including investment in film and television programs, property and equipment, long-term investments, current and future income taxes and goodwill. Actual results could differ from those estimates.

  Operating cycle    As the Company's principal asset is its investment in film and television programs which is generally realized over a period of up to three years, the Company maintains a non-classified balance sheet.

  Comparative amounts    Certain amounts presented for the years ended March 31, 2003 and 2002 have been reclassified to conform to the presentation adopted in the current period.

2.     ACCOUNTING CHANGES

  (a)
  During the nine months ended December 31, 2003, the Company adopted the following accounting policies:

    Long-lived assets    On April 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063, "Impairment of Long-Lived Assets", on a prospective basis. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The adoption of this standard had no impact on the Company's results of operations or financial position.

    Disposal of Long-Lived Assets and Discontinued Operations    In 2002, the CICA issued Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", which is effective for all disposal activities initiated by a commitment to a plan on or after May 1, 2003. Under the new rules, (i) a long-lived asset to be disposed of other than by a sale continues to be classified as held and used until it is disposed of; (ii) a long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell; (iii) a loss recognized on classification of a long-lived asset as held for sale or a group of assets as a discontinued operation does not include future operating losses, other than to the extent they are included in the fair value of the asset; and (iv) discontinued operations are defined more broadly than under existing GAAP. (See note 18).

  (b)
  During the year ended March 31, 2003, the Company adopted the following accounting policies:

    Stock-based compensation and other stock-based payments    On April 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", on a prospective basis. The standard requires that, for all stock-based payments to non-employees and to employees when the stock-based awards call for settlement in cash including stock appreciation rights, a compensation cost be recognized. The Company has chosen to record compensation costs related to the grant of stock options to its employees and non-employees, using a fair value based method of accounting. For the year ended March 31, 2003, the expense related to the granting of stock options to employees was $0.2. (See note 14(f)).

    Foreign currency translation    On April 1, 2002, the Company retroactively adopted the recommendations of the revised CICA Handbook Section 1650, "Foreign Currency Translation." The revisions eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. Accordingly, the deficit as at April 1, 2002 and 2001 was reduced by $10.2 and $9.9, respectively.

    Hedging relationships    On April 1, 2002, the Company adopted the recommendations of Accounting Guideline AcG-13, "Hedging Relationships." The new standard establishes criteria for identification and documentation of hedging relationships. There was no impact on net earnings, basic earnings per share and diluted earnings per share as a result of the adoption of the new standard.

  (c)
  During the year ended March 31, 2002, the Company adopted the following accounting policies:

    Accounting for film and television programs    In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2 "Accounting by Producers or Distributors of Films" ("SOP 00-2"). SOP 00-2 established new accounting standards for producers or distributors of films, including changes in revenue recognition, capitalization and amortization of costs of films and television programs and accounting for development, overhead and other exploitation costs, including advertising and marketing expenses.

    The Company retroactively adopted SOP 00-2 effective as of April 1, 2001. Accordingly, retained earnings as at April 1, 2001 were reduced by $253.9 (net of income taxes of $79.9) to reflect the cumulative effect of the accounting change.

3.     REVIEW OF OPERATIONS OF THE ENTERTAINMENT GROUP

  In December 2003, the Company conducted an extensive review of its Entertainment Group operations and concluded that it would significantly and permanently reduce the size and scope of its production business, eliminate certain functions and certain categories of production, reduce its staffing levels and close certain offices. The restructuring decision was made based on a continued weakened international demand for prime-time dramatic programming. Under the restructuring plan, the Entertainment Group will no longer produce prime-time television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. The Entertainment Group will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. The Company plans to fulfill existing contracted production obligations.

  The total estimated cost of the Entertainment Group restructuring plan is $228.7. The following table summarizes the nature of the costs:

	Costs expensed during the nine months ended December 31, 2003	Costs related to future periods	Total estimated cost
Impairments:
Investment in film and television programs	158.9	—	158.9
Development costs	30.8	—	30.8
Investments	2.2	—	2.2
Loans receivable	6.4	—	6.4
Assets held for sale (note 18)	11.8	—	11.8
Employee costs:
Continuing operations	12.0	—	12.0
Discontinued operations	0.9	—	0.9
Lease and contract terminations	—	3.6	3.6
Other exit costs	0.7	1.4	2.1

Total restructuring costs	223.7	5.0	228.7

  Employee costs represent severance and professional fees related to the elimination of positions in the Entertainment Group. Employee costs for discontinued operations represent severance and professional fees which have been recorded in discontinued operations on the statement of earnings (loss). As at December 31, 2003 all amounts for employee costs were unpaid.

  The costs related to future periods for lease and contract terminations relate to the closure of various offices and the termination of certain development arrangements.

  The provision for loans receivable relates to Equicap Financial Corporation ("EFC"), a subsidiary of the Company. EFC had historically taken extensive security interest in connection with each of its loans receivable, whereby in the event of default its main recourse would be to exploit unsold distribution rights. The Company's strategic decision to reduce its distribution activities for affected programs has resulted in an impairment of the remaining loans receivable. Loans with an original balance of $7.7 have been written down to $0.2. During the nine months ended December 31, 2003, a charge to earnings of $6.4 was recorded (March 31, 2003 — $nil; March 31, 2002 — $0.2).

  Management expects that the restructuring will be substantially completed by December 31, 2004.

  The amounts expensed during the nine months ended December 31, 2003 in connection with the restructuring plan are classified in the statement of earnings (loss) as follows:

Direct operating costs:
Impairment of investment in film and television programs	158.9
Impairment of loans receivable	6.4
Operating expenses:
Other exit costs	0.7
Amortization, including development cost charges:
Impairment of development costs	30.8
Investment gains and losses:
Impairment of investment	2.2
Unusual items:
Employee costs — continuing operations	12.0
Discontinued operations:
Impairment of assets held for sale	11.8
Employee costs — discontinued operations	0.9

223.7

4.     INVESTMENT IN FILM AND TELEVISION PROGRAMS

December 31, 2003	Broadcast Group	Motion Picture Distribution Group	Entertainment Group
Theatrical release
Released, net of accumulated amortization	—	128.5	22.3
Completed and not released	—	24.9	—
Programs in progress	—	—	4.6
Non-theatrical films and television programs
Released, net of accumulated amortization	—	—	192.0
Acquired library, net of accumulated amortization	—	—	20.7
Programs in progress	—	—	7.0
Broadcast rights, net of accumulated amortization	180.2	—	—

	180.2	153.4	246.6

March 31, 2003 (revised)	Broadcast Group	Motion Picture Distribution Group	Entertainment Group
Theatrical release
Released, net of accumulated amortization	—	110.4	61.3
Completed and not released	—	21.5	6.2
Programs in progress	—	—	13.2
Non-theatrical films and television programs
Released, net of accumulated amortization	—	—	339.8
Acquired library, net of accumulated amortization	—	—	28.0
Programs in progress	—	—	41.4
Broadcast rights, net of accumulated amortization	171.7	—

	171.7	131.9	489.9

  Included in the Motion Picture Distribution Group's released investment in film and television programs is $14.7 (March 31, 2003 — $13.5) of video and DVD inventory.

  The Company earns revenue from film and television programs which have been fully amortized and are not reflected on the balance sheet.

  The Company expects that 29.2% of the costs related to released film and television programs produced and 74.4% of the costs related to film and television programs acquired, net of amortization, will be amortized during the year ending December 31, 2004. The Company expects that 61.7% of the costs related to released film and television programs produced and 85.8% of the costs related to film and television programs acquired, net of amortization, will be amortized during the three-year period ending December 31, 2006. The Company expects that over 80% of the costs related to such programming will be amortized by December 31, 2008.

  The Company expects that $60.5 of accrued distribution and participation liabilities will be paid during the year ended December 31, 2004.

  The remaining period of amortization for the acquired libraries ranges from 16 to 18 years at December 31, 2003.

5.     PROPERTY AND EQUIPMENT

	December 31, 2003		March 31, 2003
	Cost	Accumulated amortization	Cost	Accumulated amortization
Land	—	—	0.8	—
Buildings	0.3	—	4.8	2.0
Furniture and other equipment	20.7	13.6	19.5	11.8
Computer equipment	31.3	22.8	30.1	20.2
Leasehold improvements	43.4	17.0	44.2	14.3
Broadcast equipment	23.2	13.3	23.0	10.6

	118.9	66.7	122.4	58.9

Net book value		52.2		63.5

  In April 2003, one of the Company's joint ventures sold its investment in real estate for proceeds of $7.0. The Company continues to lease space in the property sold and accordingly its proportionate share of the gain on sale of $1.4 was deferred and is recorded as a reduction of rent expense over the term of the lease. Operating expenses include a reduction of rent expense of $0.2 for the nine months ended December 31, 2003.

  In July 2003, the Company donated real estate with a fair value of $0.7 and a carrying value at the time of donation of $0.7 as consideration for the Canadian Radio-television and Telecommunications Commission ("CRTC") tangible benefit spending commitment resulting from the purchase of IFC — Independent Film Channel Canada during the year ended March 31, 2003.

  In August 2003, upon consolidating its Toronto head office facilities, the Company recorded a charge of $8.3 related to the abandonment of a leased property. The amount has been included in operating expenses and the earnings (loss) before undernoted in the consolidated statement of earnings (loss). The charge comprises lease termination costs amounting to $7.3 and the write off of leasehold improvements amounting to $1.0. The Company does not anticipate incurring further charges associated with this abandonment. Upon abandoning this leased property, terms of the existing head office lease were modified resulting in an extended lease term and related lease inducements. The benefit of these lease inducements will be recognized in earnings over the extended lease term. (See note 23).

6.     INVESTMENTS

	December 31, 2003	March 31, 2003
At cost	17.4	18.5
On equity basis	0.4	4.3

	17.8	22.8

  (a)
  During the nine months ended December 31, 2003, the Company recorded impairment charges of $2.2 on certain of its investments carried at cost and $3.6 on one of its equity accounted investments. In addition, the Company was reimbursed for $0.8 of costs recorded as part of one of its investments carried at cost.

    In November 2003, the Company sold its investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership in exchange for cash consideration, 255,349 Series 1 Limited Partnership Units and the right to receive an additional 679,498 Series 2-G Limited Partnership Units if the Cineplex Galaxy Limited Partnership achieves certain cash flow targets. The total consideration had a fair value of $11.5 resulting in a gain to the Company of $6.3. All or a portion of the Units of the Limited Partnership are exchangeable, at any time, into units of the Cineplex Galaxy Income Fund, which had a trading value of $10.10 per unit at December 31, 2003.

  (b)
  During the year ended March 31, 2003, the following investment transactions occurred:

    The Company holds a 32% equity interest in Headline Media Group Inc. ("HMG"), a publicly traded company, consisting of 32% of the Class A Subordinate Voting Shares and 44.34% of the Special Voting Shares. Under a Voting Rights Agreement dated November 24, 2000, the Company gave Levfam Holdings Inc., the controlling shareholder of HMG, the right to vote its Class A Subordinate Voting Shares and its Special Voting Shares, except in respect of certain matters that are considered by management of the Company to be protective rights. The Special Voting Shares entitled the holders as a class to elect the majority of the board of directors. However, through the Respective Rights Agreement, dated November 24, 2000, among the Company, HMG, LevFam Holdings Inc., and certain other investors, the Company retained certain rights including the right to nominate certain board members for election to the board of HMG and certain of its subsidiaries. In July 2002, the Company entered into a standstill agreement with LevFam Holdings Inc. whereby the Company irrevocably relinquished, without monetary consideration, its rights to nominate board members of HMG or any of its subsidiaries while the Company holds its investment in HMG. Concurrent with signing the standstill agreement, the Company's nominees for directors of HMG and its subsidiaries resigned their respective positions.

    As a result of these events, including the Company's current intention not to increase its ownership position in HMG, management concluded that the Company no longer had the ability to exercise significant influence. Accordingly, effective July 24, 2002, the Company ceased to account for its investment in HMG using the equity method of accounting and accounts for its investment using the cost method.

    In February 2003, the Company concluded a review of the value of its investment in HMG based on recent information pertaining to the financial condition of the investee. Based on this review, the value of the investment in HMG was determined to be impaired. Net loss for the year ended March 31, 2003 included an impairment charge of $24.1 related to the Company's investment in HMG. At December 31, 2003, the carrying value of this investment was $3.2 (March 31, 2003 — $3.2). The trading value of the Company's interest in the Class A Subordinate Voting Shares as at December 31, 2003 was $16.1 (March 31, 2003 — $4.9). The Special Voting Shares are not publicly traded.

7.     OTHER ASSETS

	December 31, 2003	March 31, 2003
Deferred financing costs (net of accumulated amortization of $28.3 (March 31, 2003 — $21.2))	19.8	24.7
Other broadcast intangible assets (net of accumulated amortization of $7.3 (March 31, 2003 — $5.4))	6.5	8.4
Prepaid expenses and other	7.2	6.8

	33.5	39.9

  Deferred financing costs include costs incurred in the issuance of the senior subordinated notes and the senior revolving credit facilities. These costs are amortized over the term of the debt with which they are associated.

  In September 2003, the authorized capacity of the corporate senior revolving credit facility was reduced from $525.0 to $425.0. Deferred financing costs associated with this facility have been written down on a pro rata basis as a charge to interest of $1.3.

  As part of the creation of the Movie Distribution Income Fund ("the Fund") in October 2003 as discussed in note 17(a), the Motion Picture Distribution Limited Partnership ("Distribution LP") negotiated a senior revolving credit facility and term loan. (See notes 8 and 9). Financing costs totaling $2.1 are being amortized over 3 years. Concurrent with this transaction, the Company reduced its authorized capacity of the corporate senior revolving credit facility from $425.0 to $300.0. Deferred financing costs associated with this facility have been written down on a pro rata basis as a charge of $1.7 to investment gains.

  Other broadcast intangible assets represent direct costs incurred to obtain carriage for the digital broadcast channels launched during the year ended March 31, 2002 and costs to obtain access to franchises and to develop brands for certain branded television channels. Total expended during the year ended March 31, 2002 on such costs was $12.7, which was primarily financed by long-term liabilities.

  Prepaid expenses and other include a warrant to purchase shares in a publicly traded company, Point.360. The warrant is recorded at its fair value of $1.4 at December 31, 2003 (March 31, 2003 — $0.9).

8.     SENIOR REVOLVING CREDIT FACILITIES

  (a)
  Corporate senior revolving credit facility:

	December 31, 2003	March 31, 2003
Senior revolving credit facility — authorized	300.0	525.0

Senior revolving credit facility — drawn	—	90.3

    The senior revolving credit facility provides up to $300.0 in available committed credit bearing interest at rates ranging from the Bankers' Acceptance rate and LIBOR plus 0.75% to plus 3.0%, and the Canadian prime rate and the US base rate plus up to 1.75%. The facility is due in full in January 2006.

    Substantially all of the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the senior revolving credit facility.

    As at December 31, 2003, the Company had unused credit facilities aggregating $232.7, (March 31, 2003 — $364.1) including the outstanding letters of credit of $67.3 (March 31, 2003 — $70.8).

    The availability of the senior revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios.

  (b)
  Distribution LP senior revolving credit facility:

    On October 15, 2003, as part of the creation of the Fund as discussed in note 17(a), Distribution LP negotiated a senior revolving credit facility which provides up to $25.0 in borrowings bearing interest at rates ranging from the Canadian prime rate and the US base rate plus 1.0% to 2.0% and the Bankers' Acceptance rate and LIBOR plus 2.0% to 3.0%. The facility is a 364-day facility that can be extended for a further 364 days upon request. If the facility is not extended it is deemed converted to a non-revolving credit facility and any outstanding advances are converted to a term loan maturing 365 days after the revolving credit facility maturity date of October 13, 2004.

    Substantially all of the assets of Distribution LP and certain of its subsidiaries have been pledged as security for borrowings under the revolving credit facility.

    As at December 31, 2003, no amounts have been drawn and Distribution LP had unused credit facilities aggregating $25.0.

    The availability of the revolving credit facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

9.     TERM LOANS

	December 31, 2003	March 31, 2003
Non-revolving term facility bearing interest at rates ranging from the Canadian prime rate and the US base rate plus 1.0% to 2.0% and the Bankers' Acceptance rate and LIBOR plus 2.0% to 3.0%, maturing October 15, 2006	75.0	—
Limited-recourse term loans bearing interest at rates between the commercial prime rate plus 0.75% to plus 0.88%	—	1.8
Mortgages payable, collateralized by certain property, bearing interest at 7.13%, 9.99% and the commercial prime rate plus 3%, repayable over terms extending to October 15, 2005	—	2.5
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	3.8	3.8
Obligations under capital lease	0.6	0.9

	79.4	9.0

  The non-revolving term facility of $75.0 is held by Distribution LP and bears interest at rates ranging from the Canadian prime rate and the US base rate plus 1.0% to 2.0% and the Bankers' Acceptance rate and LIBOR plus 2.0% to 3.0%, maturing October 15, 2006. The term loan is secured by substantially all of the assets of Distribution LP, a pledge by Distribution LP and 419222 Canada Limited, a wholly-owned subsidiary of Distribution LP, the shares or other ownership interests of its subsidiaries, a guarantee by Movie Distribution Holding Trust ("Holding Trust", the holder of the 49% minority interest in Distribution LP) supported by a pledge by the Holding Trust of its LP Units, a secured guarantee of Distribution LP's obligations from each of its direct and indirect subsidiaries (other than Alliance Atlantis Cinemas) and an assignment of Distribution LP's rights in the principal distribution output agreements.

  The availability of the non-revolving term loan is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

  Required principal repayments are as follows:

2004	3.3
2005	1.1
2006	75.0

79.4

10.   SENIOR SUBORDINATED NOTES

  On November 15, 1999, the Company issued US$150.0 senior subordinated notes bearing interest at 13% per year and maturing on December 15, 2009. Interest is payable semi-annually on June 15 and December 15. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest. The Company may be required to redeem the notes at up to 101% of the principal plus accrued interest in the event of a change in control. The notes are subordinated to all indebtedness of the Company and all debt and liabilities of the Company's subsidiaries, including trade payables. The Company received proceeds of $210.9, net of $8.6 of expenses, which were recognized as deferred financing costs included in other assets.

  On June 13, 2000 and January 18, 2001, the Company issued an additional US$55.0 and US$95.0 in senior subordinated notes, respectively. The US$95.0 senior subordinated notes were issued at a 1% discount. The notes carry the same terms and conditions as the senior subordinated notes issued on November 15, 1999. The Company received total proceeds of $212.6 from these transactions net of $10.1 of expenses and discount, which were recognized as deferred financing costs included in other assets.

11.   BUSINESS ACQUISITIONS

  During the year ended March 31, 2002, the following acquisitions were completed:

  (a)
  In April 2001, the Company purchased 100% of the issued and outstanding shares of Salter Street Films Limited ("Salter Street"), a Nova Scotia based entertainment company that developed, produced and distributed original film and television programming as well as Internet products and services. Total consideration of $85.3 was in the form of 2,684,622 Class B Non-Voting Shares, 355,714 of Class B Non-Voting stock options (converted from 663,050 unexercised Salter Street options), and $23.4 in cash, including $3.0 in cash expenses and net of $4.1 in cash acquired. The acquisition was accounted for under the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition. The Salter Street transaction resulted in goodwill of $61.6 and broadcast licences of $11.0.

  The purchase consideration was allocated as follows:

Salter Street
Cash	4.1
Accounts receivable	30.8
Investment in film and television programs	15.2
Property and equipment	4.9
Goodwill	61.6
Broadcast licences	11.0
Future income taxes	3.0
Other assets	2.4

133.0
Liabilities assumed	47.7

Net assets acquired	85.3

  (b)
  In January 2002, the Company acquired the remaining 12% minority interest in History Television Inc. and reacquired an option to purchase a 1% interest in History Television Inc. for total cash consideration of $21.5. These transactions have been accounted for by the purchase method and have resulted in an increase to broadcast licences of $18.6. The remaining $2.9 was allocated to the net assets previously held by the minority interest. As a result of this transaction, History Television Inc. became a wholly owned subsidiary. (See note 28 (j)).

12.   UNUSUAL ITEMS

  (a)
  During the nine months ended December 31, 2003, the following unusual items were incurred:

  (i)
  The Company recorded $12.0 for employee severance and professional fees related to the restructuring of the Entertainment Group discussed in note 3.

  (ii)
  The Company made a final production financing non-fulfillment payment of $1.3 to Serendipity Point Projects Inc. ("Serendipity") pursuant to the terms of the production agreement dated July 18, 1998 between the Company and Serendipity. The Company does not expect to make any further production financing non-fulfillment payments pursuant to this agreement.

  (b)
  During the year ended March 31, 2003, the following unusual items were incurred:

  (i)
  The Company reduced its staffing levels in the Broadcast Group and recorded $0.6 in restructuring charges for employee severance and professional fees related to the elimination of 37 positions. At March 31, 2003, all expenses had been paid.

  (ii)
  The Company made production financing non-fulfillment payments totaling $5.4 to Serendipity pursuant to the terms of the production agreement dated July 18, 1998 between the Company and Serendipity.

  (iii)
  The Company announced a planned reduction of its staffing levels in the Entertainment Group. The Company recorded $3.9 in restructuring charges for employee severance and professional fees related to the elimination of 33 positions. As at December 31, 2003, all of these amounts had been paid.

  (c)
  During the year ended March 31, 2002, the following unusual items were incurred:

    The Company completed a consolidation of its existing television production and distribution activities with its in-house motion picture production and related distribution activities, into a new operating group called the Entertainment Group. The Company incurred $4.0 in expenses including $3.9 in employee severance costs and $0.1 in professional fees related to the elimination of 80 positions. As at March 31, 2002, the Company had paid approximately $2.3 of the $4.0 expenses. Amounts unpaid of $1.7 at March 31, 2002 related to severance costs. At March 31, 2003, all of these amounts had been paid.

13.   CONVERTIBLE DEBENTURES

  In April 2002, convertible debentures matured and were settled with a cash payment of $8.8 plus accrued interest. The debentures bore interest at 6.5% per year and matured on April 5, 2002.

14.   SHARE CAPITAL AND OTHER

  (a)
  The authorized share capital of the Company at December 31, 2003 consists of the following Common Shares:

    Class A Voting Shares — unlimited

    Class B Non-Voting Shares — unlimited

    The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances. The Class C Special Voting Shares were convertible at any time, at the holder's option, and automatically on September 21, 2001 into 20 fully paid and non-assessable Class B Non-Voting Shares.

  (b)
  During the nine months ended December 31, 2003, the following transactions occurred:

    561,741 Class A Voting shares with a paid in value of $7.8 were converted into 561,741 Class B Non-Voting Shares. In addition, 6,260 Class A Voting Shares and 132,189 Class B Non-Voting Shares were issued under the Company's employee stock option plans for cash of $1.9.

    The Company recorded contributed surplus of $0.8 as a result of compensation expense on the granting of stock options to its employees.

  (c)
  During the year ended March 31, 2003, the following transactions occurred:

    100 Class A Voting Shares with paid in value of nil were converted into 100 Class B Non-Voting Shares. In addition, 700 Class A Voting Shares and 50,772 Class B Non-Voting Shares were issued under the Company's employee stock option plans and employee share purchase plan for cash of $0.6.

    The Company recorded contributed surplus of $0.2 as a result of compensation expense on the granting of stock options to its employees.

  (d)
  During the year ended March 31, 2002, the following transactions occurred:

    In April 2001, the Company issued 2,684,622 Class B Non-Voting Shares in connection with the acquisition of Salter Street Films Limited.

    In August 2001, 8,000,000 Class B Non-Voting Shares were issued pursuant to a public offering for proceeds of $128.6, net of $9.8 in issue costs.

    On September 21, 2001, each of the Class C Special Voting Shares was converted into 20 fully paid and non-assessable Class B Non-Voting Shares.

    31,500 Class A Voting Shares with paid in value of $0.5 were converted into 31,500 Class B Non-Voting Shares. In addition, 200 Class A Voting Shares and 207,458 Class B Non-Voting Shares were issued under the Company's stock option plans and employee share purchase plans for cash of $2.0.

  (e)
  Share capital and other comprises:

	December 31, 2003	March 31, 2003
Class A Voting Shares, 3,220,271 (March 31, 2003 — 3,775,752)	45.0	52.7
Class B Non-Voting Shares, 39,617,218 (March 31, 2003 — 38,923,288)	670.9	661.3
Contributed Surplus	1.5	0.1

	717.4	714.1

  (f)
  The Company has employee stock option plans which provide for the issuance of up to 8,760 Class A Voting Shares and 4,550,529 Class B Non-Voting Shares as at December 31, 2003. These options generally vest in equal annual amounts over four to five years.

    No options are exercisable for periods of more than 10 years after date of grant. Options granted under the plans cannot have an option price less than the closing market price of the Class B Non-Voting Shares on the last trading date preceding the date of the grant.

    Stock option activity for the year ended March 31, 2002 and 2003 and the nine months ended December 31, 2003 is as follows:

	Number of Options			Weighted average exercise price
	Voting	Non-Voting	Total
Outstanding at March 31, 2001	21,012	2,535,729	2,556,741	23.31
Granted	—	984,319	984,319	15.30
Exercised	(2,300)	(204,982)	(207,282)	10.61
Forfeited	—	(437,725)	(437,725)	25.32
Expired	—	(43,500)	(43,500)	14.79

Outstanding at March 31, 2002	18,712	2,833,841	2,852,553	21.27
Granted	—	323,000	323,000	14.20
Exercised	(1,400)	(70,611)	(72,011)	13.91
Forfeited	—	(442,750)	(442,750)	20.38
Expired	—	(3,750)	(3,750)	20.50

Outstanding at March 31, 2003	17,312	2,639,730	2,657,042	20.75
Granted	—	272,000	272,000	13.57
Exercised	(8,552)	(139,275)	(147,827)	14.35
Forfeited	—	(109,400)	(109,400)	31.20
Expired	—	(85,750)	(85,750)	21.67

Outstanding at December 31, 2003	8,760	2,577,305	2,586,065	19.98

Exercisable at December 31, 2003	8,760	1,710,493	1,719,253	22.46

Exercisable at March 31, 2003	17,312	1,788,426	1,805,738	22.78

Exercisable at March 31, 2002	18,712	1,659,273	1,677,985	22.75

    At December 31, 2003, 2,586,065 options were outstanding with exercise prices ranging from $6.49 to $27.50 and with a weighted average remaining contractual life of 6.3 years. The options, by range of exercise price, are as follows:

Range of exercise prices	Number of options	Weighted average contractual life	Weighted average exercise price
$6.49 to 12.00	48,459	5.6	10.37
$12.01 to 18.00	1,088,106	7.9	14.35
$18.01 to 27.00	1,414,500	5.2	24.45
$27.01 to 27.50	35,000	4.3	27.50

Range of exercise prices	Number of exercisable options	Weighted average exercise price
$6.49 to 12.00	41,459	10.10
$12.01 to 18.00	384,169	15.32
$18.01 to 27.00	1,258,625	24.90
$27.01 to 27.50	35,000	27.50

    The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes Option-Pricing Model. The following assumptions were used for employee stock options granted during the nine months ended December 31, 2003: expected dividend yield of 0.0% (March 31, 2003 — 0.0%), expected volatility of 41.1% (March 31, 2003 — 45.0%), risk-free interest rate of 4.0% (March 31, 2003 — 4.5%) and expected life of 5.0 (March 31, 2003 — 5.0) years.

    The weighted average fair value of the stock options granted during the nine months ended December 31, 2003 was $5.68 (March 31, 2003 — $6.50) per option. The resulting compensation expense during the nine months ended December 31, 2003 was $0.8 (March 31, 2003 — $0.2).

    As the provisions of the Section have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is measured over the vesting period and additional options may be granted in future years.

  (g)
  Effective April 1, 2003, the Company implemented a Performance Share Appreciation Plan ("PSAP"). Upon the grant of an award, it is the discretion of the recipient whether to receive the award in either PSAP Units or PSAP Options. In 2003, all recipients under the PSAP elected to receive their awards in PSAP Units which entitles recipients to cash payments if certain conditions are met.

    The value of each PSAP Unit accrues based on (a) increases in the Class B share price during the term of the PSAP Units and (b) the total shareholder return of the Class B shares relative to the S&P/TSX composite index. Both PSAP Units and PSAP Options are tied to Class B Non-Voting Share price enhancement and the performance of the Class B Non-Voting Share price relative to the performance of the S+P/TSX Composite Index. The term of a PSAP Unit is three years. Except as noted below, 100% of PSAP Units granted will vest 1/3 per year commencing on the first anniversary of the grant date. If an election is made by a participant at the time of grant, or in the case of the Chairman and Chief Executive Officer, PSAP Units will vest as follows: 16.7% to vest on each of the first two anniversaries of the grant date and 66.6% to vest on the third anniversary of the grant date. Vested PSAP Units may be exercised within 10 days after each calendar quarter. If no election is made to exercise, the vested PSAP Units will be rolled-over and will not be eligible for exercise until the end of the following calendar quarter. At the option of the participant, PSAP Units will accelerate and become immediately exercisable upon a change of control of the Company. PSAP Options have the same basic terms as PSAP Units except that they are exercisable into Class B Non-Voting Shares upon payment of the applicable exercise price. Only non-treasury shares will be used to satisfy PSAP Option exercises, unless otherwise determined by the Board and subject to applicable regulatory and shareholder approvals.

    On April 1, 2003, 620,000 PSAP Units were granted at an exercise price of $17.50 per Unit. The resulting compensation expense related to PSAP Units during the nine months ended December 31, 2003 was $0.6 which is included in accounts payable and accrued liabilities (March 31, 2003 — nil).

  (h)
  The Company has a Deferred Share Unit Plan (the "DSU Plan"), which is administered by the Corporate Governance and Human Resources Committee of the Board of Directors of the Company (the "Governance Committee"). Under the DSU Plan, any director or senior officer of the Company may elect to have any amounts payable to that person (including directors' fees, annual salary and bonus) by the Company paid in the form of deferred share units ("DSUs"). The number of DSUs received by a participant is determined by dividing the amount of the remuneration to be paid in the form of DSUs on that date (the "Purchase Date") by the fair market value of the Company's Class B Non-Voting Shares on the Purchase Date. Upon termination of a participant's service, a participant may receive, at his or her election, but subject to the discretion of the Governance Committee, either:

  (a)
  cash equal to the number of DSU's credited to the participant's account multiplied by the fair market value of the Class B Shares on the date the notice of redemption is filed by the participant; or

  (b)
  the number of Class B Shares equal to the amount described in (a) dividend by the fair market value of the Class B Shares on the Purchase Date (such as shares to be purchased in the public market).

    During the nine months ended December 31, 2003, in the aggregate, the Company's directors elected to receive approximately 71% of their director's fees in the form of DSUs. Accordingly, 6,738 DSUs were issued during the nine months ended December 31, 2003.

  (i)
  The Company has a Share Purchase Plan under which eligible directors, management and employees may purchase that number of Class B Shares as has a purchase price equal to or less than 10% of the person's annual salary for the year in which the purchase is made at an exercise price determined by the Board of Directors. The Company may, at its option, cause Class B shares to be purchased in the market to satisfy the purchase rights rather than issuing shares from treasury.

15.   CUMULATIVE TRANSLATION ADJUSTMENTS

  An analysis of the cumulative translation adjustments shown separately in shareholders' equity is as follows:

	December 31, 2003	March 31, 2003
		(revised)
Balance — beginning of period	(17.3)	(22.3)
Effect of exchange rate variation on translation of net assets of self-sustaining foreign operations	(1.4)	(16.4)
Effect of exchange rate variation on long-term debt designated as a hedge of net investments in self-sustaining foreign operations, net of tax	22.5	21.4

Balance — end of period	3.8	(17.3)

16.   INTEREST

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
Senior revolving credit facilities	7.0	10.8	14.6
Term loans	7.0	6.2	6.2
Senior subordinated notes	39.5	60.2	60.6
Convertible debentures	—	—	0.6
Interest (income) and other	(0.7)	4.3	(1.3)
Interest capitalized during the year	(6.4)	(11.7)	(20.0)
Amortization of interest previously capitalized	10.6	9.7	8.9

	57.0	79.5	69.6
Amortization of deferred financing costs	5.4	5.5	5.4

	62.4	85.0	75.0

  The weighted average interest rate for the nine months ended December 31, 2003 was 10.3% (March 31, 2003 — 10.3%; March 31, 2002 — 11.1%).

  During the nine months ended December 31, 2003, the Company paid interest of $67.8 (March 31, 2003 — $77.2; March 31, 2002 — $79.6).

17.   INVESTMENT LOSSES (GAINS), NET AND DILUTION GAINS

  (a)
  During the nine months ended December 31, 2003, the following transactions occurred:

  (i)
  On October 15, 2003, the Company transferred substantially all of its assets and certain liabilities of its Motion Picture Distribution Group to Distribution LP in exchange for 9,130,435 Subordinated LP Units, 11,829,867 Ordinary LP Units and a promissory note of $215.7.

    On October 15, 2003, Distribution LP repaid the promissory note from net proceeds it received from the sale of 15,561,437 of its Ordinary LP Units to the Fund, together with drawings on a new term loan from a group of financial institutions.

    On November 14, 2003, the underwriting group of the Fund exercised an over-allotment option on the Fund resulting in a purchase by the Fund of 2,334,216 Ordinary LP Units of Distribution LP, which were previously owned by the Company for cash of $22.0, net of costs of $1.3.

    As a result of these transactions the Company holds a 51% limited partnership interest in Distribution LP, with the remaining 49% limited partnership interest being held by unit holders of the Fund. Subsequent to the transfer of net assets into Distribution LP, the Company agreed to discharge $24.3 of liabilities included in the nets assets transferred.

    These transactions resulted in a dilution gain to the Company of $145.1.

    (ii)
    As described in note 3, the Company recorded an impairment charge of $2.2 on a certain Entertainment Group investment carried at cost.

    (iii)
    As described in note 6, in November 2003 the Company sold its investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership, resulting in a gain to the Company of $6.3.

    (iv)
    Other assets include a warrant to purchase shares in a publicly traded company, Point.360. In December 2003 an investment gain of $0.5 was recognized in marking this warrant to market.

    (v)
    The Company recorded an impairment charge of $3.6 to one of its equity accounted investments.

  (b)
  During the year ended March 31, 2003, the following transactions occurred:

  (i)
  The Company sold one of its marketable securities for proceeds of $1.2, resulting in a gain of $0.7.

  (ii)
  The Company concluded a review of the carrying value of its investment in HMG based on recent information pertaining to the financial condition of the investee. Based on this review, the value of the investment in HMG was determined to be impaired. Net earnings for the year ended March 31, 2003 include an impairment charge of $24.1 related to the Company's investment in HMG.

  (iii)
  The Company sold one of its real estate properties for net cash proceeds of $1.8, resulting in a gain of $0.6.

  (iv)
  An option expired that had been issued to Point.360, a publicly traded company, to purchase the Company's post-production operations resulting in a gain of $1.0. Consideration received for the option was in the form of a warrant of Point.360, which the Company continues to hold and was initially measured using the Black-Scholes Option-Pricing Model.

  (v)
  The Company recorded impairment charges totaling $14.5 with respect to the investments carried at cost.

  (c)
  During the year ended March 31, 2002, the following transactions occurred:

  (i)
  The Company's interest in HMG was reduced from 39% to 32% due to third-party investments in HMG, resulting in a dilution gain of $6.4.

  (ii)
  The Company sold its interest in a life insurance company for cash proceeds of $0.4. The shares had been received through the demutualization of its life insurance company and resulted in a gain of $0.4.

  (iii)
  The Company sold its 50% interest in one of its joint ventures for consideration of $3.0 and realized a gain on sale of $0.9. The consideration was in the form of a promissory note to be settled through the receipt of eight equal installments of $0.4 plus accrued interest between June 2002 and March 2004. Net assets of the joint venture at the time of sale included $0.3 in cash.

  (iv)
  The Company's interest in Discovery Health Channel was reduced from 100% to 65% as a result of cash investments by the minority interest partner, resulting in a dilution gain of $5.1.

  (v)
  The Company recorded an impairment loss of $1.0 on one of its investments carried at cost.

18.   DISCONTINUED OPERATIONS

  As part of the Entertainment Group restructuring plan described in note 3, a decision was made to sell the Company's post-production businesses. Accordingly, the results of operations and financial position for the post-production businesses (the "Discontinued Businesses") have been reported as discontinued operations for all periods presented. These amounts do not include the ongoing costs to operate the businesses until disposal.

  In December 2003, the Company recorded a write down of $11.8 to property and equipment and recorded an accrual of $0.9 for severance and professional fees. As at December 31, 2003, the full amount of severance and professional fees was unpaid.

  In February 2004, the Company completed the sale of one of its post-production business for proceeds of $1.0. The Company expects to sell the remaining post-production businesses during 2004. The assets associated with these businesses have been written down to their estimated fair market value less costs to sell.

  The following tables present selected financial information for the Discontinued Businesses:

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
Revenue	11.3	14.8	19.7
Direct profit	3.0	4.9	12.1
Loss on write down of property and equipment	(11.8)	—	—
Earnings (loss) before income taxes	(14.9)	(1.6)	4.9
Provision for (recovery of) income taxes	0.8	(0.7)	—
Net earnings (loss) from discontinued operations	(15.7)	(0.9)	4.9
Basic and diluted earnings (loss) per common share	$(0.37)	$(0.02)	$0.12

	December 31, 2003	March 31, 2003
Accounts receivable	6.5	4.4
Property and equipment	2.8	12.9
Other assets	—	1.0

Total assets	9.3	18.3

Accounts payable and accrued liabilities	4.5	2.6
Term loans	0.8	2.0
Other liabilities	—	0.1

Total liabilities	5.3	4.7

  The balance sheets of the Discontinued Businesses have been reported as part of the Entertainment Group in the segmented information presented in note 26.

19.   INCOME TAXES

  The differences between the effective tax rate for the provision for income taxes and the Canadian statutory income tax rate are as follows:

	Nine Months Ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Corporate statutory rate of income tax	36.6%	38.1%	40.9%
Provision for (recovery of) income taxes at statutory rate	(45.7)	(9.6)	23.3
Adjusted for the effect of:
Dilution gain	(43.5)	—	—
Foreign operations subject to different income tax rates	20.7	(6.1)	(15.6)
Expenses not deductible (income not taxable) for income tax purposes	4.2	12.1	(2.7)
Change in income tax rate for future income taxes	(10.5)	4.9	1.6
Change in valuation allowance	117.5	13.4	2.4
Other	1.4	2.1	(2.0)

	44.1	16.8	7.0

  The components of future income tax assets, net of valuation allowances, and liabilities comprise:

	December 31, 2003	March 31, 2003
		(revised)
Future income tax assets:
Property and equipment	18.5	6.8
Loss carryforwards	173.2	105.6
Investment in film and television programs	82.6	67.9
All other	17.8	6.4

	292.1	186.7
Valuation allowance	(155.1)	(37.6)

	137.0	149.1

Future income tax liabilities:
Broadcast licences	18.5	16.2
Capitalized interest	11.2	12.4
All other	22.5	12.4

	52.2	41.0

Net future income taxes	84.8	108.1

  Management reduced the carrying value of the future income tax assets by a valuation allowance as it is more likely than not that some portion of the asset will not be realized.

  The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions and in the assessment of the recoverability of future tax assets. Potential liabilities are recognized for anticipated tax audit issues in various tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. If payment of the accrued amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense will result. In addition, a valuation allowance has been provided against a portion of the Company's future tax assets based on a current assessment of recoverability of these future tax assets. If the Company's assessment changes, any increases or decreases in the valuation allowance will result in decreases or increases in net earnings, respectively.

  The Company has Canadian and US income tax losses available for carry forward that expire as follows:

2004	3.5
2005	1.4
2006	23.0
2007	9.1
2008	71.8
2009	77.0
2010	57.3

243.1

  The Company also has income tax losses available for carry forward in Ireland of $82.8 that can be carried forward indefinitely.

        The provision for (recovery of) income taxes comprises:

	December 31, 2003	March 31, 2003	March 31, 2002
		(revised)	(revised)
Current income taxes	21.0	13.6	1.4
Future income taxes	23.1	3.2	5.6

	44.1	16.8	7.0

  During the nine months ended December 31, 2003, the Company paid income taxes of $11.0 (March 31, 2003 — $41.4; March 31, 2002 — $18.4).

20.   JOINT VENTURES

  The Company has investments in joint ventures in certain broadcast businesses, a structured filmed entertainment financing business and a jointly controlled television production.

  The Company's proportionate share of the total assets, liabilities and results of operations of the joint ventures for the nine months ended December 31, 2003 and the years ended March 31, 2003 and 2002 is as follows:

	December 31, 2003	March 31, 2003	March 31, 2002
Assets	114.4	129.8	96.2
Liabilities	16.9	21.7	34.9
Revenue	38.9	57.8	41.5
Direct operating expenses	24.2	35.6	15.2
Operating expenses	4.3	5.8	6.8
Amortization, interest and income taxes	9.7	0.8	5.1
Net earnings (loss)	1.9	(0.6)	5.7
Cash flow from operating activities	4.5	(3.6)	(5.9)
Cash flow from financing activities	(4.4)	(0.3)	(0.3)

21.   EARNINGS (LOSS) PER COMMON SHARE

  Earnings (loss) per common share before discontinued operations is calculated as follows:

	December 31, 2003	March 31, 2003	March 31, 2002
		(revised)	(revised)
Numerator for basic earnings (loss) per common share:
Net earnings (loss) before discontinued operations for the period	(153.9)	(40.4)	23.4
Weighted average number of common shares	42.8	42.7	39.6

Basic earnings (loss) per common share before discontinued operations	$(3.60)	$(0.95)	$0.59

Numerator for diluted earnings (loss) per common share:
Earnings (loss) used in computing basic earnings (loss) per common share before discontinued operations	(153.9)	(40.4)	23.4
Interest on convertible debentures	—	—	0.4

Earnings (loss) used in computing diluted earnings (loss) per common share before discontinued operations	(153.9)	(40.4)	23.8

Denominator for diluted earnings (loss) per common share:
Weighted average number of common shares	42.8	42.7	39.6
Convertible debentures	—	—	0.5
Stock options	—	—	0.1

Shares used in computing diluted earnings (loss) per common share	42.8	42.7	40.2

Diluted earnings (loss) per common share before discontinued operations	$(3.60)	$(0.95)	$0.59

  In the nine months ended December 31, 2003 and the year ended March 31, 2003, the effect of potentially dilutive stock options was excluded from the computation of diluted loss per share, as they are anti-dilutive to the basic loss per common share.

22.   STATEMENT OF CASH FLOWS SUPPLEMENTAL INFORMATION

	December 31, 2003	March 31, 2003	March 31, 2002
		(revised)	(revised)
Change in
Accounts receivable	12.9	61.8	49.1
Accounts payable and accrued liabilities	(27.3)	99.5	140.9
Deferred revenue	(14.7)	10.9	(67.0)
Income taxes payable	20.9	(21.7)	(0.3)
Other	(2.4)	4.3	(12.8)

Net change in other non-cash balances related to operations	(10.6)	154.8	109.9

23.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2003	March 31, 2003
		(revised)
Trade payables	43.1	44.9
Program related payables	164.5	200.6
Distribution and participation liabilities	158.2	194.5
Other accrued liabilities	155.7	118.2

	521.5	558.2

  Included in program related payables and other accrued liabilities is US$46.0 (March 31, 2003 — US$70.2) of production related financing and $6.4 (March 31, 2003, — $8.7) of long-term liabilities pertaining to the acquisition of certain broadcast intangible assets. These non-interest bearing liabilities are unsecured and repayable in installments over the period from 2004 to 2008, with interest imputed at 13% and are recorded at fair value. During the nine months ended December 31, 2003, the Company recorded imputed interest of $2.6 (March 31, 2003 — $3.9; March 31, 2002 — $3.4). The Company expects these liabilities to be repaid as follows:

2004	36.3
2005	27.2
2006	3.5
2007	1.0
2008	—
Due Subsequent	—

68.0

  Included in other accrued liabilities is $6.6 for lease termination costs related to the consolidation of the Toronto head office facilities. Changes in this balance during the nine months ended December 31, 2003 are as follows:

Accrual of lease termination charge	7.3
Payments made during nine months ended December 31, 2003	(0.7)

Balance, December 31, 2003	6.6

24.   GOVERNMENT FINANCING AND ASSISTANCE

  Revenue includes $9.2 of production financing from government agencies for the nine months ended December 31, 2003 (March 31, 2003 — $8.0; March 31, 2002 — $15.5). This financing is related to equity participation by government agencies and is repayable from distribution revenue of the specific productions for which the financing was made. The maximum cumulative amount repayable over the period of forecast revenue for amortization purposes is estimated to be $3.3. In addition, revenue includes $8.3 (March 31, 2003 — $11.0; March 31, 2002 — $9.2) of government grants and $10.4 (March 31, 2003 — $19.1; March 31, 2002 — $40.5) of tax credits relating to production activities. Government grants and tax credits are not repayable.

  Investment in film and television programs includes a reduction of $18.2 (March 31, 2003 — $17.8; March 31, 2002 — $19.9) for government assistance for distribution of certain programs. Government assistance may be repayable in whole or in part depending upon future revenue generated by certain individual film and television programs. The maximum amount repayable over the period of forecast revenue is estimated to be $12.0. This amount is not included in liabilities as at December 31, 2003. In addition, results of operations include $0.8 (March 31, 2003 — $1.5; March 31, 2002 — $0.9) of government grants relating to distribution activities, which are not repayable.

25.   COMMITMENTS AND CONTINGENCIES

  (a)
  The Company is committed under operating leases for office premises and equipment expiring at various dates to 2018. The future minimum payments under the terms of such leases are as follows:

2004	16.4
2005	16.2
2006	12.9
2007	9.7
2008	9.5
Due subsequent	86.5

151.2

    Rent expense for the nine months ended December 31, 2003 was $16.5 (March 31, 2003 — $12.4; March 31, 2002 — $12.4).

  (b)
  The Company is involved in various legal actions. In the opinion of management, any resulting liability is not expected to have a material adverse effect on the Company's financial position.

  (c)
  The Company has letters of credit aggregating $67.3 outstanding at December 31, 2003 (March 31, 2003 — $70.8).

  (d)
  The Company has entered into various agreements for the right to broadcast or distribute certain film and television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific films and television programs or certain levels of future productions. The acquisition of these broadcast and distribution rights is contingent on the actual production and/or the airing of the films and television programs. Management estimates that these agreements will result in future program and film expenditures of approximately $225.6 million.

  (e)
  The Company has entered into various arrangements whereby all rights, title and interests to certain film and television programs have been sold to third parties that leased back to the Company the exclusive rights to distribute such programs for periods of up to 15 years. Under these arrangements, the Company is required to make periodic lease payments to the third parties. The Company has placed a portion of the cash proceeds received under the arrangements in an irrevocable trust for the benefit of the third parties to be used solely for satisfying the periodic lease payments. The Company believes that the possibility of it being required to make additional future payments related to these leases is remote. The Company has obtained guarantees for the obligations from unrelated financial institutions. The amount of funds in trust and the related lease obligations are not included in the Company's balance sheet. The amount of the lease obligations extinguished under these arrangements amounted to $160.1 as at December 31, 2003 (March 31, 2003 — $154.3).

  (f)
  In December 2002, and in November 2003, a subsidiary of the Company received federal and provincial income tax reassessments for $19.8 in total, including interest and penalties. The Company intends to pursue all available administrative and judicial appeals in respect of these reassessments. The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authorities' positions will be upheld.

  (g)
  The Company has indemnification agreements with its directors and certain of its officers, to the extent permitted by law, to indemnify them against all costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. The Company has purchased directors' and officers' liability insurance. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum amount it could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements. In addition, in the normal course of operations, the Company may agree to indemnify third parties on certain of its productions for damages they may sustain as a result of breaches or alleged breaches by the Company of its representations and warranties to those third parties. In some cases, the indemnities provide for no limitation to the maximum potential future payments and as such, the Company is unable to make a determination of the maximum amount it could be required to pay under these indemnities. No amount has been recorded in the financial statements with respect to these indemnities. The Company believes that the likelihood that it would have to pay a material amount, which would not be recoverable through insurance policies, is remote.

26.   SEGMENTED INFORMATION

  The Company's principal business activities are conducted through three reportable segments: Broadcast, Motion Picture Distribution and Entertainment. The Broadcast Group consists of the Company's specialty television channels, which include lifestyle, drama and documentary programming. The Motion Picture Distribution Group consists of the Company's 51% limited partnership interest in Distribution LP, a motion picture distributor in Canada and the U.K. with a minority interest held by unit holders of the Movie Distribution Income Fund. The Entertainment Group has historically developed, produced, acquired and distributed primetime television drama, children's and documentary programming and in-house motion pictures. Under the restructuring plan described in note 3, the Entertainment Group will no longer produce prime-time television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. The Entertainment Group will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. Other activities primarily comprise corporate functions and historically the structured filmed entertainment financing business. While the Entertainment Group comprises both production and distribution activities, the two components are aggregated into one reporting segment based on the similarities of their long-term financial performance, the type of customers, the methods used to distribute the product and the identical nature of the products.

  Management focuses on and measures the results of operations based on direct profit and earnings (loss) before undernoted as presented on the Company's consolidated statements of earnings (loss), provided by each business segment. Direct profit (loss) is defined as revenue less direct operating expenses, which include those expenses that are directly attributable to the cost of the product generating revenue. In the case of the Entertainment Group and the Motion Picture Distribution Group, these direct costs include the amortization and write off, if applicable, of investment in film and television programs (with the exception of interest capitalized to film and television programs) and direct print and advertising spend incurred to earn revenue. In the case of the Broadcast Group, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian content program expenditure requirements mandated by condition of licence by the CRTC. These include costs to create the on-air look and on-air promotion of programs. Earnings (loss) before undernoted is defined as direct profit less non-direct operating expenses, which include period costs that are not directly attributable to the product. These include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

  Results of operations by segment are presented on the consolidated statements of earnings (loss). As shown on the consolidated statements of earnings (loss), the Company's revenue, direct profit (loss) and earnings (loss) before undernoted related to the Broadcast Group are reported with a distinction between the Company's Operating Channels and Developing Channels. The Company's specialty television channels are transferred from Developing Channels status to Operating Channels status at the earliest of (a) two fiscal years from the date of launch of the service, (b) when management's predetermined subscriber level has been attained, or (c) the net earnings break-even point for the new business has been attained. Management has not presented the Broadcast Group's total assets or additions to property and equipment and goodwill using the same distinction as many of these assets are commonly used by both sets of channels. As a result, the following table shows these amounts for the Broadcast Group as a whole.

  (a)
  Information on the reportable operating segments is as follows:

	Broadcast Group	Motion Picture Distribution Group	Entertainment Group	Other	Total
December 31, 2003
Goodwill	40.9	2.0	109.6	—	152.5
Total assets	431.9	320.3	666.6	(2.6)	1,416.2
Additions to property and equipment	0.2	0.5	—	2.0	2.7
Additions to goodwill	—	—	—	—	—

March 31, 2003
Goodwill	40.9	2.0	109.6	—	152.5
Total assets (revised)	412.3	261.6	893.9	74.4	1,642.2
Additions to property and equipment	0.6	0.1	0.3	3.1	4.1
Additions to goodwill	—	—	—	—	—

March 31, 2002
Goodwill	40.9	2.0	109.6	—	152.5
Total assets (revised)	367.5	232.6	907.0	153.3	1,660.4
Additions to property and equipment	25.0	1.0	—	4.6	30.6
Additions to goodwill	39.8	2.0	19.8	—	61.6

    Segment revenues, as presented on the consolidated statements of earnings (loss) for the nine-month period ended December 31, 2003 are net of intersegment sales of programming of $8.0 (March 31, 2003 — $12.4; March 31, 2002 — $17.0) from the Motion

    Picture Distribution Group to the Broadcast Group, $2.1 (March 31, 2003 — $3.3; March 31, 2002 — $4.1) from the Entertainment Group to the Broadcast Group and $1.7 (March 31, 2003 — $3.6; March 31, 2002 — $3.5) from the Entertainment Group to the Motion Picture Distribution Group.

  (b)
  Geographical information, based on customer location, is as follows:

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Revenue
Canada	481.4	562.0	534.3
United States	36.1	89.5	147.1
United Kingdom	65.4	84.5	59.6
Other Foreign	57.3	136.0	143.9

	640.2	872.0	884.9

    All of the Company's broadcast licences and goodwill, and the majority of the Company's property and equipment, are in Canada.

  A breakdown of the Company's Broadcast Group revenue is as follows:

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002*
Operating Channels
Subscriber	61.8	78.3	72.0
Advertising and other	83.1	85.7	57.8

	144.9	164.0	129.8

Developing Channels
Subscriber	14.7	16.0	6.4
Advertising and other	2.8	2.9	4.7

	17.5	18.9	11.1

Total Broadcast Group revenue	162.4	182.9	140.9

*
The Company's 50% owned French-language channels, Series+ and Historia, were transferred to Operating Channels status from their previous Developing Channels status on April 1, 2002. The prior year's results continue to reflect the Developing Channels status at that time.

    A breakdown of the Motion Picture Distribution Group revenue is as follows:

	Theatrical	Video/DVD	Television	Total
Nine months ended December 31, 2003
Domestic Distribution	68.6	141.2	31.4	241.2
Momentum Pictures	3.7	45.8	6.6	56.1
Alliance Atlantis Cinemas	10.5	—	—	10.5

Year ended March 31, 2003
Domestic Distribution	81.6	167.2	44.2	293.0
Momentum Pictures	10.2	55.4	9.8	75.4
Alliance Atlantis Cinemas	15.8	—	—	15.8

Year ended March 31, 2002
Domestic Distribution	87.0	117.4	44.4	248.8
Momentum Pictures	10.3	40.4	2.9	53.6
Alliance Atlantis Cinemas	15.6	—	—	15.6

    Management does not focus on direct profit (loss) or earnings (loss) before undernoted using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

27.   FINANCIAL INSTRUMENTS

  (a)
  Fair values of financial instruments    The estimated fair values of financial instruments as at December 31, 2003 and March 31, 2003 are based on relevant market prices and information available at the time. The carrying values of cash and cash equivalents, loans receivable, senior revolving credit facilities, accounts payable and accrued liabilities and term loans approximate the fair values of these financial instruments.

    Financial instruments with carrying values different from their fair values include:

	December 31, 2003		March 31, 2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
			(revised)
Financial assets
Accounts receivable	277.8	274.1	290.7	288.3
Investments	17.8	30.8	22.8	24.5
Financial liabilities
Senior subordinated notes	389.0	443.5	441.0	495.0

    The fair value of accounts receivable is based on discounting future cash flows using rates currently available for similar instruments. The Company has not discounted these receivables as it expects to recover their carrying amounts fully by holding them to maturity. At December 31, 2003, included in accounts receivable are amounts due beyond December 31, 2004 totaling $30.9 (March 31, 2003 — $23.4).

    The fair value of investments is based on the trading value of publicly traded investees at December 31, 2003.

    The fair value of the senior subordinated notes is based on the trading price of the notes at December 31, 2003 and March 31, 2003.

  (b)
  Credit risk    Accounts receivable from the Canadian federal government and other government agencies in connection with production financing represents 9% (March 31, 2003 — 17%) of total accounts receivable at December 31, 2003. The Company believes that there is minimal risk associated with the collection of these amounts. The balance of accounts receivable and distribution contracts receivable is widely distributed among customers in Canada and internationally. The Company maintains an allowance of $13.5 (March 31, 2003 — $11.8) for potential credit losses.

  (c)
  Interest rate risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its senior revolving credit facilities. As at December 31, 2003, there were no interest rate conversion agreements outstanding.

28.   RELATED PARTY TRANSACTIONS

  (a)
  In the normal course of business, the Company acquires broadcast rights from minority interests who exert significant influence over subsidiaries of the Company. During the nine months ended December 31, 2003, these purchases totaled $5.1 (March 31, 2003 — $6.3). At December 31, 2003, included in accounts payable, are amounts due to these related parties of $4.3 (March 31, 2003 — $4.4).

  (b)
  The Company has entered into trademark and franchise payment agreements with minority interests who exert significant influence over subsidiaries of the Company. During the nine months ended December 31, 2003, the Company paid $3.0 (March 31, 2003 — $2.3) related to such agreements. At December 31, 2003, the amount due to these related parties was $8.1 of which $5.4 is included in long-term liabilities pertaining to certain broadcast intangible assets.

  (c)
  At December 31, 2003, included in accounts receivable is $0.5 (March 31, 2003 — $4.3) due from a minority interest that exerts significant influence over a subsidiary of the Company.

  (d)
  During the year ended March 31, 2003, the Company provided loans of $2.3 to equity accounted investees. During the nine months ended December 31, 2003 the Company provided further advances of $1.0. The loans bear interest at rates ranging from the Canadian prime rate plus 2.5% to 11.0%. Included in accounts receivable at December 31, 2003 is $3.7 due from these related parties (March 31, 2003 — $2.3).

  (e)
  Loans of $2.3 (March 31, 2003 — $2.3) are due from senior officers as at December 31, 2003. The amounts are included in accounts receivable and are repayable on demand, bearing interest at the Company's marginal cost of borrowing.

  (f)
  The Company entered into an arrangement with two former senior officers who together with two other senior officers jointly control the Company, to provide consulting services for the five year period ending December 31, 2008. This arrangement has fixed annual fees of $0.8 plus certain contingent bonuses based upon achievement of cash flow targets related to certain television series. The total of the fees and bonuses for the five-year period will be in the range of $4.0 to $15.5, depending upon the achievement of targets.

  (g)
  Upon the creation of the Fund, $13.1 of costs related to the issuance of the Units were borne by Distribution LP.

  (h)
  On October 15, 2003, the Fund, and its wholly owned trust, Holding Trust, the General Partner and Distribution LP entered into a Support Agreement. Under the terms of the Support Agreement, the General Partner will provide certain management, administrative and support services to the Fund and Holding Trust for the next 10 years and will be reimbursed by Distribution LP for all direct and indirect costs and expenses it incurs in the provision of services pursuant to the Support Agreement. For the period from October 15, 2003 to December 31, 2003, Distribution LP incurred expenses of $0.1 in connection with the Support Agreement.

  (i)
  During the year ended March 31, 2003, in the normal course of business, the Company sold broadcast rights to equity accounted investees totaling $0.6.

  (j)
  During the year ended March 31, 2002, the Company reacquired an option to purchase a 1% interest in History Television Inc. from a senior officer of the Company for cash of $1.5. The exchange amount was based on the equivalent amount to that paid to a third party for the minority interest.

29.   REVISION OF PRIOR YEARS' RESULTS

  During the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of the Entertainment Group's distribution and participation liabilities, and the Company's consolidation process. Items identified included charges for net underaccruals of distribution and participation liabilities; adjustments to assets for recoupable print and advertising costs which should have reduced distribution and participation liabilities; errors in the elimination of certain intercompany transactions within the Entertainment Group and between the Entertainment Group and the Motion Picture Distribution Group; adjustments for unreconciled program related payables; and a resultant change in the hedged position of the net investment in certain foreign operations. The net amount of these items was a charge of $49.3, including income tax provisions of $4.1, which has been recorded through a restatement of previously reported amounts. Certain amounts requiring reclassification between investment in film and television programs and distribution and participation liabilities were identified as well as a reclassification between future income taxes and income taxes payable. The previously reported results of operations and financial position for the Company were changed for the years ended March 31, 2003 and March 31, 2002 as follows:

March 31, 2003	As previously reported	Effect of revision	Revised Amount
Total assets	1,695.1	(52.9)	1,642.2
Total liabilities	1,176.1	1.9	1,178.0
Cumulative translation adjustments	(11.8)	(5.5)	(17.3)
Revenue	874.8	(2.8)	872.0
Direct profit before discontinued operations	271.9	(27.6)	244.3
Earnings before undernoted and discontinued operations	150.4	(27.6)	122.8
Net loss before discontinued operations	(17.9)	(22.5)	(40.4)
Net loss	(18.8)	(22.5)	(41.3)
Basic and diluted loss per common share before discontinued operations	$(0.42)	$(0.53)	$(0.95)
Basic and diluted loss per common share	$(0.44)	$(0.53)	$(0.97)

March 31, 2002	As previously reported	Effect of revision	Revised Amount
Total assets	1,700.5	(40.1)	1,660.4
Total liabilities	1,168.4	(8.2)	1,160.2
Cumulative translation adjustments	(16.8)	(5.5)	(22.3)
Deficit, beginning of period	(192.0)	(27.6)	(219.6)
Revenue	893.1	(8.2)	884.9
Direct profit before discontinued operations	242.5	1.4	243.9
Earnings before undernoted and discontinued operations	129.9	1.4	131.3
Net earnings before discontinued operations	22.6	0.8	23.4
Net earnings	27.5	0.8	28.3
Basic and diluted earnings per common share before discontinued operations	$0.57	$0.02	$0.59
Basic and diluted earnings per common share	$0.69	$0.02	$0.71

30.   RECENT ACCOUNTING PRONOUNCEMENTS

  (a)
  Generally Accepted Accounting Principles    In 2003, the CICA issued a new Handbook Section 1100, "Generally Accepted Accounting Principles". The section mandates a new approach in determining the appropriate treatment for transactions for which the accounting is not specifically addressed in the Handbook. Effectively, it requires an enterprise to decide the treatment of a transaction by carefully considering analogous situations in the Handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. As a result of the new Section, the Company will no longer use historical industry practice as a source of authority, and accordingly will adopt the following changes:

  (1)
  The recognition of government financing and assistance will change from revenue to a reduction of the related production costs.

  (2)
  The amortization of interest previously capitalized will be recorded as a direct operating expense rather than as interest expense.

    These changes will be applied prospectively commencing January 1, 2004.

  (b)
  Asset Retirement Obligations    In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The section requires that an entity recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The Section will be applied retroactively effective January 1, 2004. The adoption of the Section will not have a significant impact on results of operations.

  (c)
  Variable Interest Entities    In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for the Company on January 1, 2005. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company has not yet determined the impact of the adoption of this standard on its financial results.

31.   SUBSEQUENT EVENT

  On May 12, 2004, Distribution LP acquired 100% of the shares of Spanish film distributor Aurum Producciones, S.A. ("Aurum") for cash consideration of approximately $74.0 (45.0 Euros). The purchase was funded through increased borrowings under its credit facility of $25.0, a private placement of units of the Fund of approximately $15.0, a subscription by the Company of approximately $15.6 and cash on hand of approximately $18.4.

  On May 12, 2004, Distribution LP also entered into an amended and restated credit agreement to increase the authorized borrowing under its senior revolving credit facility from $100.0 to $125.0 under an amended and restated credit agreement.

  On May 12, 2004, the Fund completed a private placement of 1,436,000 units from treasury at a price of $10.45 per unit, through a syndicate of agents. The Fund applied the gross proceeds of the private placement to acquire Class A Ordinary Limited Partnership Units of Distribution LP. The Company, in order to maintain its 51% interest in Distribution LP also acquired 1,494,612 Ordinary LP Units of the Partnership at $10.45 per unit such that Distribution LP realized combined gross proceeds of approximately $30.6 from the offering of the Ordinary LP Units.

  Since the acquisition of Aurum has just been completed, it is not practical for the Company to disclose a condensed balance sheet at the acquisition date and as a result a purchase price allocation has not been completed. Therefore, no determination has been made of goodwill or other intangible assets, if any.

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ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED BALANCE SHEETS (In millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (In millions of Canadian dollars — except per share amounts)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF DEFICIT (In millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In millions of Canadian dollars — except per share amounts)